Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TORO CORP.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
December 31, 2022 and September 30, 2023
(Expressed in U.S. Dollars – except for share data)

		December 31,	September 30,
ASSETS	Note	2022	2023
CURRENT ASSETS:
Cash and cash equivalents		$41,779,594	$103,129,350
Due from related parties, current	3	558,327	4,771,754
Accounts receivable trade, net		10,616,573	4,952,526
Inventories		893,569	695,052
Assets held for sale	5	—	22,976,704
Deferred charges, net	13	—	4,657
Prepaid expenses and other assets		915,244	1,365,184
Total current assets		54,763,307	137,895,227

NON-CURRENT ASSETS:
Vessels, net	3,5	92,486,178	89,890,996
Restricted cash	6	700,000	350,000
Due from related parties	3	1,708,474	2,044,317
Prepaid expenses and other assets, non current		5,199,999	357,769
Deferred charges, net	4	2,621,145	265,686
Investment in related party	3	—	50,381,944
Total non-current assets		102,715,796	143,290,712
Total assets		$157,479,103	$281,185,939

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	6	2,606,302	1,308,103
Due to related parties	3	—	307,222
Accounts payable		1,643,468	3,664,378
Deferred revenue		—	310,000
Accrued liabilities		2,269,281	3,076,634
Total current liabilities		6,519,051	8,666,337

NON-CURRENT LIABILITIES:
Long-term debt, net	6	10,463,172	4,231,463
Total non-current liabilities		10,463,172	4,231,463

Commitments and contingencies	10

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares: 0 and 140,000 shares issued and outstanding as of December 31, 2022, and September 30, 2023, respectively, aggregate liquidation preference of $0 and $140,000,000 as of December 31, 2022 and September 30, 2023, respectively	8	—	118,848,806
Total mezzanine equity		—	118,848,806

SHAREHOLDERS’ EQUITY:
Former Net Parent Company investment		140,496,912	—
Common shares, $0.001 par value; 1,000 and 3,900,000,000 shares authorized; 1,000 and 19,201,009 shares issued; 1,000 and 19,201,009 shares outstanding as of December 31, 2022, and September 30, 2023 respectively	7,11	1	19,201
Preferred shares, $0.001 par value: 0 and 100,000,000 shares authorized; Series B preferred shares: 0 and 40,000 shares issued and outstanding as of December 31, 2022 and September 30, 2023, respectively	7	—	40
Additional paid-in capital		—	56,834,671
Due from stockholder		(1)	—
(Accumulated deficit)/Retained Earnings		(32)	92,585,421
Total shareholders’ equity		140,496,880	149,439,333
Total liabilities, mezzanine equity and shareholders’ equity		$157,479,103	$281,185,939

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TORO CORP.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the nine months ended September 30, 2022 and 2023
(Expressed in U.S. Dollars – except for share data)

		Nine months Ended September 30,	Nine months Ended September 30,
	Note	2022	2023
REVENUES:
Time charter revenues	13	$11,981,904	$8,348,081
Voyage charter revenues	13	45,927,552	3,094,365
Pool revenues	13	15,951,024	55,102,344
Total vessel revenues		73,860,480	66,544,790

EXPENSES:
Voyage expenses (including $941,346 and $850,904 to related party for the nine months ended September 30, 2022, and 2023, respectively)	3,14	(26,031,974)	(3,094,774)
Vessel operating expenses	14	(15,905,448)	(16,548,113)
Management fees to related parties	3	(2,115,900)	(2,446,101)
Recovery of provision for doubtful accounts		—	266,732
Depreciation and amortization	4,5	(5,440,750)	(5,459,406)
General and administrative expenses (including $409,911 and $1,902,277 to related party for the nine months September 30,2022, and 2023, respectively)	3,11	(1,337,136)	(3,072,345)
Gain on sale of vessels	3,5	3,222,631	74,270,047
Total expenses		$(47,608,577)	$43,916,040

Operating income		$26,251,903	$110,460,830

OTHER (EXPENSES)/INCOME:
Interest and finance costs	15	(629,019)	(821,307)
Interest income		26,545	2,737,052
Dividend income from related party	3	—	381,944
Foreign exchange losses		(6,651)	(23,885)
Total other (expenses)/ income, net		$(609,125)	$2,273,804

Net income, before taxes		$25,642,778	$112,734,634
Income taxes		(797,807)	(324,289)
Net income and comprehensive income		$24,844,971	$112,410,345
Dividend on Series A Preferred Shares	3,12	—	(808,889)
Deemed dividend on Series A Preferred Shares	8	—	(1,676,671)
Net income attributable to common shareholders		$24,844,971	$109,924,785
Earnings per common share, basic	12	2.63	6.78
Earnings per common share, diluted	12	0.57	2.23
Weighted average number of common shares, Basic	12	9,461,009	16,203,797
Weighted average number of common shares, Diluted	12	43,709,458	50,452,246

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TORO CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND MEZZANINE EQUITY
For the nine months ended September 30, 2022 and 2023
(Expressed in U.S. Dollars – except for share data)

										Mezzanine equity
	# of Series B Preferred Shares	Par Value of Preferred Series B shares	# of Common shares	Par Value of Common Shares	Additional Paid-in capital	Due from Stockholder	Former Parent Company Investment	(Accumulated deficit)/ Retained Earnings	Total Shareholders’ Equity	# of Series A Preferred Shares	Mezzanine Equity
Balance, December 31, 2021	—	—	—	—	—	—	104,031,170	—	104,031,170	—	—
Issuance of common shares	—	—	1,000	1	—	(1)	—	—	—	—	—
Net income and comprehensive income	—	—	—	—	—	—	24,844,971	—	24,844,971	—	—
Net decrease in Former Parent Company Investment	—	—	—	—	—	—	(216,887)	—	(216,887)	—	—
Balance, September 30, 2022	—	—	1,000	1	—	(1)	128,659,254	—	128,659,254	—	—

Balance, December 31, 2022	—	—	1,000	1	—	(1)	140,496,912	(32)	140,496,880	—	—
Net income and comprehensive income	—	—	—	—	—	—	17,339,332	95,071,013	112,410,345	—	—
Net increase in Former Parent Company investment	—	—	—	—	—	—	211,982	—	211,982	—	—
Cancellation of common shares due to spin off	—	—	(1,000)	(1)	—	1	—	—	—	—	—
Capitalization at spin off, including Issuance of capital and preferred stock, net of costs (Note 8)	40,000	40	9,461,009	9,461	38,156,985	—	(158,048,226)	—	(119,881,740)	140,000	117,172,135
Issuance of common shares pursuant to private placement	—	—	8,500,000	8,500	18,638,736	—	—	—	18,647,236	—	—
Issuance of restricted stock and compensation cost	—	—	1,240,000	1,240	38,950	—	—	—	40,190	—	—
Dividend on Series A preferred shares	—	—	—	—	—	—	—	(808,889)	(808,889)	—	—
Deemed dividend on Series A preferred shares (Note 8)	—	—	—	—	—	—	—	(1,676,671)	(1,676,671)	—	1,676,671
Balance, September 30,2023	40,000	40	19,201,009	19,201	56,834,671	—	—	92,585,421	149,439,333	140,000	118,848,806

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TORO CORP.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine months ended September 30, 2022, and 2023
(Expressed in U.S. Dollars)

	Note	Nine months ended September 30, 2022	Nine months ended September 30, 2023
Cash Flows (used in)/provided by Operating Activities:
Net income		$24,844,971	$112,410,345
Adjustments to reconcile net income to net cash (used in)/provided by Operating activities:
Depreciation and amortization	4,5	5,440,750	5,459,406
Amortization of deferred finance charges	15	92,117	126,491
Gain on sale of vessels	5	(3,222,631)	(74,270,047)
Stock based compensation cost	11	—	40,190
Changes in operating assets and liabilities:
Accounts receivable trade, net		(5,877,838)	5,664,047
Inventories		(1,327,892)	34,562
Due from/to related parties		(7,331,215)	(4,931,213)
Prepaid expenses and other assets		(1,247,888)	4,392,290
Other deferred charges		(171,914)	(4,657)
Accounts payable		2,915,885	2,190,358
Accrued liabilities		1,629,030	808,695
Deferred revenue		(540,623)	310,000
Dry-dock costs paid		(1,068,375)	(2,477,536)
Net Cash provided by Operating Activities		14,134,377	49,752,931

Cash flow (used in)/provided by Investing Activities:
Vessel acquisitions and other vessel improvements	5	(784,028)	(72,149,308)
Investment in related party	3	—	(50,000,000)
Net proceeds from sale of vessel		12,641,284	125,389,588
Net cash provided by Investing Activities		11,857,256	3,240,280

Cash flows (used in)/provided by Financing Activities:
Net (decrease)/increase in Former Parent Company Investment		(216,887)	211,982
Issuance of Series B Preferred shares	7	—	40
Issuance of common shares pursuant to private placement		—	18,647,236
Payment of Dividend on Series A Preferred Shares		—	(501,667)
Repayment of long-term debt	6	(2,375,000)	(7,656,400)
Payments related to Spin-Off	3	—	(2,694,646)
Net cash used in Financing Activities		(2,591,887)	8,006,545

Net increase in cash, cash equivalents, and restricted cash		23,399,746	60,999,756
Cash, cash equivalents and restricted cash at the beginning of the period		5,663,411	42,479,594
Cash, cash equivalents and restricted cash at the end of the period		$29,063,157	103,479,350

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$28,363,157	$103,129,350
Restricted cash, non-current		700,000	350,000
Cash, cash equivalents, and restricted cash		29,063,157	103,479,350
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information

Toro Corp. (“Toro”) was formed on July 29, 2022 as a wholly owned subsidiary of Castor Maritime Inc. (“Castor”, or the “Former Parent Company”) under the laws of the Republic of the Marshall Islands under the name Tankco Shipping Inc. and changed its name to Toro Corp. on September 29, 2022. On March 7, 2023 (the “Distribution Date”), Castor completed the Spin-Off of Toro based on the terms approved by the independent disinterested directors of Castor following the recommendation of its special committee of independent disinterested directors. In the Spin-Off, Castor separated its tanker fleet from its dry bulk and container fleet by, among other actions, contributing to Toro its interest in the subsidiaries comprising its tanker fleet, each owning one tanker vessel and Elektra Shipping Co. in exchange for (i) 9,461,009 common shares of Toro, (ii) the issuance to Castor of 140,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Toro (the “Series A Preferred Shares”) having a stated amount of $1,000 per share and a par value of $0.001 per share and (iii) the issuance at par to Pelagos Holdings Corp, a company controlled by the Toro’s Chairman and Chief Executive Officer, of 40,000 Series B preferred shares of Toro, par value $0.001 per share (the “Series B Preferred Shares”). Toro’s common shares were distributed on March 7, 2023 pro rata to the shareholders of record of Castor as of February 22, 2023 at a ratio of one Toro common share for every ten Castor common shares. The foregoing transactions are referred to collectively herein as the “Spin-Off”. Toro began trading on the Nasdaq Capital Market (the “Nasdaq”), under the symbol “TORO”.

 In addition, Toro entered into various agreements effecting the separation of its business from Castor including a Contribution and Spin-Off Distribution Agreement entered into by Toro and Castor on February 24, 2023 (the “Contribution and Spin-Off Distribution Agreement”), pursuant to which, among other things, (i) Castor agreed to indemnify Toro and its vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries that Castor retained after the Distribution Date and Toro agreed to indemnify Castor for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or its vessel-owning subsidiaries, and (ii) Toro agreed to replace Castor as guarantor under the $18.0 senior secured credit facility with Alpha Bank S.A. (the “$18.0 Million Term Loan Facility”) upon completion of the Spin-Off. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between Castor and Toro and provides Castor with certain registration rights relating to Toro’s common shares, if any, issued upon conversion of the Series A Preferred Shares issued to Castor in connection with the Spin-Off. Following the successful completion of the Spin Off on March 7, 2023, Toro reimbursed Castor for expenses related to the Spin-Off that were incurred by Castor, except for any of these expenses that were incurred or paid by any of Toro’s subsidiaries after March 7, 2023.

The Spin-off has been accounted for as a transfer of business among entities under common control. Accordingly, these accompanying consolidated financial statements of the Company have been presented as if the subsidiaries  were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the subsidiaries listed below, from their dates of incorporation. As a result, the accompanying consolidated financial statements include the accounts of Toro and its wholly owned subsidiaries (collectively, the “Company”).

The Company is currently engaged in the worldwide transportation of crude oil, refined petroleum products and liquefied petroleum gas through its vessel-owning subsidiaries.

Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by Toro’s Chairman and Chief Executive Officer, Petros Panagiotidis, provides ship management and chartering services to the vessels owned by the Company’s vessel-owning subsidiaries with effect from July 1, 2022. Such services are provided through subcontracting agreements with unrelated third-party managers, entered into with the Company’s consent, for all of the Company’s vessels. During the period ended December 31, 2021 and until June 30, 2022, Castor Ships provided only commercial ship management and

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information: (continued)

chartering services to such subsidiaries. As a part of the Spin-Off, the Company entered into a master management agreement with Castor Ships with respect to its vessels in substantially the same form as Castor’s Master Management Agreement previously in place for its vessels. The vessel management agreements with Castor Ships previously entered into for each of the vessels by the applicable vessel-owning subsidiary remain in effect for each such vessel. Upon the acquisition of the LPG carrier vessels (Note 5), the relevant vessel owning subsidiaries entered into management agreements with Castor Ships on substantially the same terms as the existing vessel-owning subsidiaries.

Pavimar S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Pavimar”) and related party controlled by the sister of Petros Panagiotidis, Ismini Panagiotidis, provided technical, crew and operational management services to such vessels in the period ended December 31, 2021 and until June 30, 2022. Effective July 1, 2022, the technical management agreements entered into between Pavimar and the Company’s vessel owning subsidiaries were terminated by mutual consent.

The subsidiaries which are included in the Company’s consolidated financial statements for the periods presented are listed below.

Consolidated vessel owning subsidiaries:
	Company	Country of incorporation	Date of incorporation	Vessel Name	DWT	Year Built	Delivery date to Vessel owning company
1	Gamora Shipping Co. (“Gamora”)	Marshall Islands	01/13/2021	M/T Wonder Sirius	115,341	2005	March 22, 2021
2	Starlord Shipping Co. (“Starlord”)	Marshall Islands	04/15/2021	M/T Wonder Vega	106,062	2005	May 21, 2021
3	Vision Shipping Co. (“Vision”)	Marshall Islands	04/27/2021	M/T Wonder Mimosa	36,718	2006	May 31, 2021
4	Xavier Shipping Co. (“Xavier”)	Marshall Islands	04/27/2021	M/T Wonder Formosa	36,660	2006	June 22, 2021
5	Zatanna Shipping Co. (“Zatanna”)	Marshall Islands	05/02/2023	LPG Dream Terrax	4,743	2020	May 26, 2023
6	Starfire Shipping Co. (“Starfire”)	Marshall Islands	05/02/2023	LPG Dream Arrax	4,753	2015	June 14, 2023
7	Cyborg Shipping Co. (“Cyborg”)	Marshall Islands	05/02/2023	LPG Dream Syrax	5,158	2015	July 18, 2023
8	Nightwing Shipping Co. (“Nightwing”)	Marshall Islands	05/02/2023	LPG Dream Vermax	5,155	2015	August 4, 2023

Consolidated non-vessel owning subsidiaries:
1	Toro RBX Corp. (“Toro RBX”) (1)
2	Elektra Shipping Co. (“Elektra”) (2)
3	Rocket Shipping Co. (“Rocket”) (3)
4	Drax Shipping Co. (“Drax”) (4)
5	Colossus Shipping Co. (“Colossus”) (5)
6	Hawkeye Shipping Co. (“Hawkeye”) (6)

(1)	Incorporated under the laws of the Marshall Islands on October 3, 2022, this entity serves as the cash manager of the Company’s subsidiaries with effect from March 7, 2023.
(2)	Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information: (continued)

M/T Wonder Arcturus on May 9, 2022, for a gross sale price of $13.15 million and delivery of such vessel to an unaffiliated third-party on July 15, 2022.
(3)
Incorporated under the laws of the Marshall Islands on January 13, 2021, no longer owns any vessel following the sale of the M/T Wonder Polaris on May 18, 2023, for a gross sale price of $34.5 million and delivery of such vessel to an unaffiliated third-party on June 26, 2023.

(4)
Incorporated under the laws of the Marshall Islands on November 22, 2021, no longer owns any vessel following the sale of the M/T Wonder Bellatrix on May 12, 2023, for a gross sale price of $37.0 million and delivery of such vessel to an unaffiliated third-party on June 22, 2023.

(5)
Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the M/T Wonder Musica on June 15, 2023, for a gross sale price of $28.0 million and delivery of such vessel to an unaffiliated third-party on July 6, 2023.

(6)
Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the M/T Wonder Avior on April 28, 2023, for a gross sale price of $30.1 million and delivery of such vessel to an unaffiliated third-party on July 17, 2023.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 8, 2023 (the “2022 Annual Report”).

The accompanying interim condensed consolidated financial statements are unaudited and include all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair presentation of its condensed consolidated financial position and results of operations for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for the entire year.

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the combined-carve out financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report. Apart from the below, there have been no material changes to these policies in the nine-month period ended September 30, 2023.

New significant accounting policies adopted during the nine months ended September 30, 2023

Principles of consolidation

The consolidated financial statements include the accounts of Toro and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Toro, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is deemed sufficient to absorb the expected losses of the entity, the equity holders have all the characteristics of a controlling financial interest and the legal entity is structured with substantive voting rights. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities, as defined

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements: (continued)

under ASC 810, that in general either have equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would therefore be required to include assets, liabilities, and operations of a VIE in its consolidated financial statements.

Earnings per common share

Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the relevant period. Non-vested shares granted under the Company’s incentive plan, are entitled to receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes, using the two-class method. Dividends on cumulative redeemable perpetual preferred shares reduce the income available to common shareholders (whether or not earned). Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted at the beginning of the periods presented, or issuance date, if later. Diluted earnings attributable to common shareholders per common share is computed by dividing the net income attributable to common shareholders by the weighted average number of common shares outstanding plus the dilutive effect of convertible securities and shares issued and outstanding under the Company’s equity incentive plan during the applicable periods. The treasury method is used to compute the dilutive effect of shares issued under the Company’s equity incentive plan. The if converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible preferred shares. For purposes of the if converted calculation, the conversion price of convertible preferred shares is based on the fixed conversion price or on the average market price when the number of shares that may be issued is variable. The two-class method is used for diluted earnings per common share when such is the most dilutive method, considering anti–dilution sequencing as per ASC 260. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

Investment in related party (Financial Instruments, Recognition and Measurement):

The Company has elected to measure equity securities without a readily determinable fair value that do not qualify for the practical expedient in ASC 820 Fair Value Measurement to estimate fair value using the NAV per share (or its equivalent) at its cost minus impairment, if any. At each reporting period, the Company also evaluates indicators such as the investee’s performance and its ability to continue as going concern and market conditions, to determine whether an investment is impaired, in which case the Company will estimate the fair value of the investment to determine the amount of the impairment loss.

Stock based compensation

Stock based compensation includes vested and non-vested shares that may be granted to directors, officers and employees of the Company and/or its subsidiaries and affiliates and consultants and service providers to the Company and its subsidiaries and affiliates and is included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income. These shares are measured at their fair value, which is equal to the market value of the Company’s common shares on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements: (continued)

condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelerated attribution method, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award. The fair value is recognized (as compensation expense) over the requisite service period for all awards that vest. The Company accounts for forfeitures as they occur (Note 11).

Recent Accounting Pronouncements:

There are no recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s unaudited interim consolidated condensed financial statements in the current period.

3.	Transactions with Related Parties:

During the nine months ended September 30, 2022, and the nine months ended September 30, 2023, the Company incurred the following charges in connection with related party transactions, which are included in the accompanying unaudited interim condensed consolidated statements of comprehensive income:

	Nine months ended September 30,	Nine months ended September 30,
	2022	2023
Management fees-related parties
Management fees – Pavimar (b)	$977,400	$—
Management fees – Castor Ships (a)	1,138,500	2,446,101

Included in Voyage expenses
Charter hire commissions – Castor Ships (a)	$941,346	$850,904

Included in General and administrative expenses
Administration fees – Castor Ships (a)	$409,911	$1,902,277
Stock compensation cost (Note 11)	$—	$40,190

Included in Gain on sale of vessels
Sale & purchase commission – Castor Ships (a)	$131,500	$1,296,000

Included in Vessels’ cost
Sale & purchase commission – Castor Ships (a)	$—	$707,150

As of December 31, 2022, and September 30, 2023, balances with related parties consisted of the following:
	December 31, 2022	September 30, 2023
Assets:
Due from Castor Ships (a) – current	558,327	4,771,754
Due from Castor Ships (a) – non-current	1,708,474	2,044,317
Investment in related party (d) – non-current	—	50,381,944
Liabilities:
Due to Former Parent Company (d) – current	$—	$307,222

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.	Transactions with Related Parties: (continued)

(a)	Castor Ships:

During the six-month period ended June 30, 2022, Castor Ships provided the Company’s subsidiaries with commercial ship management, chartering and administrative services, including, but not limited to, securing employment for the vessels, arranging and supervising the vessels’ commercial functions, handling all vessel sale and purchase transactions, undertaking related shipping project and management advisory and support services, as well as other associated services requested from time to time by the Company’s subsidiaries (the “Ship Management Agreements”). In exchange for these services, the Company’s subsidiaries paid Castor Ships (i) a daily fee of $250 per vessel for the provision of the services under the Ship Management Agreements, (ii) a commission of 1.25% on all charter agreements arranged by Castor Ships and (iii) a commission of 1% on each vessel sale and purchase transaction.

Effective July 1, 2022, Castor entered into an Amended and Restated Master Management Agreement with Castor Ships. Under such agreement, Castor Ships has agreed to provide the Company  with a broad range of management services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for the Company’s fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing general corporate and administrative services, among other matters, which it may choose to subcontract to other parties at its discretion. Castor Ships shall generally not be liable to the Company for any loss, damage, delay, or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence, or willful misconduct (for which our recovery will be limited to two times the Flat Management Fee, as defined below).

Until March 7, 2023, in exchange for these services, the Company paid Castor Ships (i) a flat quarterly management fee in the amount of $0.75 million for the management and administration of their business (the “Flat Management Fee”), (ii) a commission of 1.25% on all gross income received from the operation of their vessels, and (iii) a commission of 1% on each consummated sale and purchase transaction. In addition, each of the Company’s subsidiaries agreed to pay Castor Ships a daily fee of $975 per vessel for the provision of commercial and technical ship management services provided under the ship management agreements (the “Ship Management Fee”). The Ship Management Fee and Flat Management Fee will be adjusted annually for inflation on each anniversary of the effective date of the Amended and Restated Master Management Agreement. The Company’s subsidiaries will also reimburse Castor Ships for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance, or structural changes to their vessels. The Amended and Restated Master Management Agreement has a term of eight years from its effective date and this term automatically renews for a successive eight-year term on each anniversary of the effective date, starting from the first anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein, in which case the payment of a termination fee equal to seven times the total amount of the Flat Management Fee calculated on an annual basis may be due in certain circumstances. As part of the Spin-Off, on March 7, 2023, Toro entered into a master management agreement with Castor Ships with respect to its vessels in substantially the same form as Castor’s Amended and Restated Master Management Agreement.

Effective July 1, 2023, the Ship Management Fee and Flat Management Fee are adjusted for inflation on each anniversary of the effective date of the Amended and Restated Master Management Agreement. As a result of the inflation adjustment and effective July 1, 2023, the Ship Management Fee increased from $975 per vessel to $1,039 per vessel and the Flat Management Fee increased from $0.75 million to $0.8 million.

As of September 30, 2023, in accordance with the provisions of the Amended and Restated Master Management Agreement, Castor Ships had subcontracted to two third-party ship management companies the technical

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.	Transactions with Related Parties: (continued)

management of all the Company’s vessels. Castor Ships pays, at its own expense, the third-party technical management companies a fee for the services it has subcontracted to them, without any additional cost to Toro.

During the nine months ended September 30, 2022, and the nine months ended September 30, 2023, the Company’s subsidiaries were charged the following fees and commissions by Castor Ships (i) management fees amounting to $1,138,500 and $2,446,101, respectively, (ii) charter hire commissions amounting to $941,346 and $850,904, respectively, and (iii) sale and purchase commissions amounting to $131,500 in the nine months ended September 30, 2022, due to the sale of the vessel M/T Wonder Arcturus, and $2,003,150 in the nine months ended September 30, 2023, comprising of (a) $1,296,000, related to the sale of the vessel M/T Wonder Bellatrix, M/T Wonder Polaris, M/T Wonder Musica and M/T Wonder Avior and (b) $707,150 related to the acquisition of the vessel LPG Dream Terrax, LPG Dream Arrax, LPG Dream Syrax and LPG Dream Vermax (Note 5).

In addition, until March 7, 2023, part of the general and administrative expenses incurred by Castor has been allocated on a pro rata basis within General and administrative expenses of the Company based on the proportion of the number of ownership days of the Company’s subsidiaries’ vessels to the total ownership days of Castor’s fleet. These expenses consisted mainly of administration costs charged by Castor Ships, investor relations, legal, audit and consultancy fees. During the nine months ended September 30, 2022 and the period from January 1 through March 7, 2023 the above mentioned administration fees charged by Castor Ships to Castor that were allocated to the Company amounted to $409,911 and $144,445, respectively and are included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income. For the period of March 7 through September 30, 2023, the Company recognized as pro rata allocation of days of Flat Management Fee in the amount of $1,757,832 which is included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income. As a result, in the nine months ended September 30, 2022 and in the same period of 2023, the aggregate amounts of $409,911 and $1,902,277, respectively, are included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

The Amended and Restated Master Management Agreement also provides for advance funding equal to two months of vessel daily operating costs to be deposited with Castor Ships as a working capital guarantee, refundable in case a vessel is no longer under Castor Ship’s management. As of September 30, 2023, the working capital guarantee advances to Castor Ships amounted to $2,044,317, which are presented in ‘Due from related parties, non-current’ in the accompanying unaudited condensed consolidated balance sheets. As of September 30, 2023, $4,771,754 of ‘Due from related parties, current’ represents working capital guarantee deposits relating to third party managers and operating expense payments made on behalf of the Company in excess of amounts advanced.

(b)	Pavimar:

During the six months ended June 30, 2022, Pavimar provided the Company’s vessel-owning subsidiaries with a wide range of shipping services, including crew management, technical management, operational management, insurance management, provisioning, bunkering, vessel accounting and audit support services, which it could choose to subcontract to other parties at its discretion (the “Technical Management Agreements”) in exchange for which Pavimar was paid a daily fee of $600 per vessel. Effective July 1, 2022, the technical management agreements entered into between Pavimar and the Company’s tanker vessel owning subsidiaries were terminated by mutual consent. In connection with such termination, Pavimar and the tanker vessel owning subsidiaries agreed to mutually discharge and release each other from any past and future liabilities arising from the respective agreements.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.	Transactions with Related Parties: (continued)

Following the termination of the Technical Management Agreements, as of December 31, 2022,  there are no remaining obligations from Pavimar to the Company.

During the nine months ended September 30, 2022 and the nine months ended September 30, 2023, management fees under the Technical Management Agreements amounted to $977,400 and $0, respectively.

(c)	Pool Agreement:

During the period September 30, 2022 to December 12, 2022, all Aframax/LR2 tanker vessels, entered into a series of separate agreements with V8 Pool Inc., a member of Navig8 Group of companies, for the participation of the vessels in the V8 plus pool (the “V8 Plus Pool”), a pool operating Aframax tankers aged fifteen (15) years or more. In February 2023, the agreement relating to the M/T Wonder Sirius’s participation in the V8 Plus Pool was terminated and the vessel commenced a period time charter. The V8 Plus Pool is managed by V8 Plus Management Pte. Ltd., a company in which the Company’s Chairman and Chief Executive Officer, Petros Panagiotidis, has a minority equity interest. Following the sales of M/T Wonder Bellatrix and M/T Wonder Polaris in the second quarter of 2023, and the sales of M/T Wonder Avior and M/T Wonder Musica in the third quarter of 2023 (Note 5), their respective pool agreements with the V8 Plus Pool have been terminated. The only remaining working capital deposit, which is related to the M/T Wonder Vega, amounts to $0.8 million and is presented in ‘Prepaid expenses and other assets, current’ in the accompanying unaudited condensed consolidated balance sheet, will be terminated in conjunction with the expected termination of the respective pool agreement with the V8 Plus Pool following the completion of the recently announced sale of M/T Wonder Vega (Note 5), which is expected to be delivered to its new owner during the fourth quarter of 2023.

(d)	Former Parent Company:

In connection with the Spin-Off as discussed in Note 1, on March 7, 2023, Toro issued 140,000 1.00% Series A Preferred Shares to Castor having a stated amount of $1,000 per share and a par value of $0.001 per share, refer Note 8. The amount of accrued dividend on Series A Preferred Shares due to Castor as of September 30, 2023 was $307,222 and is presented net in ‘Due to related parties, current’ in the accompanying unaudited condensed consolidated balance sheet.

Following the Spin-Off, the Company reimbursed Castor $2,694,646 for expenses related to the Spin-Off that were incurred by Castor. As of September 30, 2023, there are no outstanding expenses to be reimbursed by the Company.

On August 7, 2023, the Company agreed to purchase 50,000 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of Castor, having a stated value of $1,000 and par value of $0.001 per share (the “Series D Preferred Shares), for aggregate cash consideration of $50.0 million. Dividends are payable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to Castor’s board of directors’ approval. The first payment date occurred on October 16, 2023 and the Company received a dividend on the Series D Preferred Shares, amounting to $0.5 million. The distribution rate on the Series D Preferred Shares is 5.00% per annum, which rate will be multiplied by a factor of 1.3 on the seventh anniversary of the issue date of the Series D Preferred Shares and annually thereafter, subject to a maximum distribution rate of 20% per annum in respect of any quarterly dividend period.

The Series D Preferred Shares are convertible, in whole or in part, at the Company’s option to common shares  of Castor from the first anniversary of the issue date of the Series D Preferred Shares at the lower of (i) $0.70 per common shares and (ii) the 5 day value weighted average price immediately preceding the conversion. The conversion price of the Series D Preferred Shares is subject to adjustment upon the occurrence of certain events, including the

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated

3.	Transactions with Related Parties: (continued)

occurrence of splits and combinations (including a reverse stock split) of the common shares. The minimum conversion price is $0.30 per Common Share.

This transaction and its terms were approved by the independent members of the board of directors of each of Castor and the Company at the recommendation of their respective special committees comprised of independent and disinterested directors, which negotiated the transaction and its terms.

As of September 30, 2023, the aggregate value of the investment in Castor amounted to $50,381,944, including $381,944 of accrued dividends and is separately presented as ‘Investment in related party’ in the accompanying unaudited condensed consolidated balance sheet. As of September 30, 2023, the Company did not identify any impairment or any observable prices for identical or similar investments of the same issuer.

4.	Deferred Charges, net:

The movement in deferred charges net, which represents deferred dry-docking costs, in the accompanying unaudited condensed consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2022	$2,621,145
Additions	2,222,931
Amortization	(1,135,270)
Disposals	(1,446,607)
Transfer to Assets held for sale (Note 5(b))	(1,996,513)
Balance September 30, 2023	$265,686

During the nine months ended September 30, 2023, the M/T Wonder Formosa and M/T Wonder Vega, initiated and completed their scheduled dry-dock.

5.	Vessels, net/Assets held for sale

       (a) Vessels, net:

The amounts in the accompanying unaudited condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2022	$102,122,080	$(9,635,902)	$92,486,178
Acquisitions, improvements, and other vessel costs	72,218,123	—	72,218,123
Vessel disposals	(55,998,326)	6,325,392	(49,672,934)
Transfer to Assets held for sale (b)	(24,305,933)	3,489,698	(20,816,235)
Period depreciation	—	(4,324,136)	(4,324,136)
Balance September 30, 2023	$94,035,944	$(4,144,948)	$89,890,996

On April 26, 2023, the Company, through Zatanna, entered into an agreement to purchase a 2020 Japanese-built 5,000 cbm LPG carrier, the Dream Terrax, from an unaffiliated third party for a purchase price of $19.9 million. The LPG Dream Terrax was delivered to the Company on May 26, 2023.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

5.	Vessels, net/Assets held for sale: (continued)

On April 26, 2023, the Company, through Starfire, entered into an agreement to purchase a 2015 Japanese-built 5,000 cbm LPG carrier, the Dream Arrax, from an unaffiliated third party for a purchase price of $17.0 million.
The LPG Dream Arrax was delivered to the Company on June 14, 2023.

On April 26, 2023, the Company, through Cyborg, entered into an agreement to purchase a 2015 Japanese-built 5,000 cbm LPG carrier, the Dream Syrax, from an unaffiliated third party for a purchase price of $17.0 million. The vessel LPG Dream Syrax was delivered to the Company on July 18, 2023.

On April 26, 2023, the Company, through Nightwing, entered into an agreement to purchase a 2015 Japanese-built 5,000 cbm LPG carrier, Dream Vermax, from an unaffiliated third party for a purchase price of $17.0 million. The vessel LPG Dream Vermax was delivered to the Company on August 4, 2023.

On April 28, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Avior for a gross sale price of $30.1 million. The vessel was delivered to its new owners on July 17, 2023. In connection with this sale, the Company recognized during the third quarter of 2023 a net gain of $17.6 million which is presented in ‘Gain on sale of vessels’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

On May 12, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Bellatrix for a gross sale price of $37.0 million. The vessel was delivered to its new owners on June 22, 2023. In connection with this sale, the Company recognized in the second quarter of 2023 a net gain of $19.3 million which is presented in ‘Gain on sale of vessels’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

On May 18, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Polaris for a gross sale price of $34.5 million. The vessel was delivered to its new owners on June 26, 2023. In connection with this sale, the Company recognized during the second quarter of 2023 a net gain of $21.3 million which is presented in ‘Gain on sale of vessels’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

On June 15, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Musica for a gross sale price of $28.0 million. The vessel was delivered to its new owners on July 6, 2023. In connection with this sale, the Company recognized during the second quarter of 2023 a net gain of $16.1 million which is presented in ‘Gain on sale of vessels’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

The respective sales of the above vessels took place due to favorable offers on each case.

During the nine months ended September 30, 2023, the M/T Wonder Formosa was equipped with a ballast water treatment system (“BWTS”).

The Company reviewed all its vessels for impairment and none were found to have an indication of impairment as the fair value was in excess of carrying value at September 30, 2023.

As of September 30, 2023, one vessel in the Company’s fleet having a carrying value of $11.9 million was first priority mortgaged as security under the $18.0 Million Term Loan Facility (Note 6).

           (b) Assets held for sale:

On September 1, 2023, the Company entered into an agreement with an unaffiliated  third party for the sale

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

5.	Vessels, net/Assets held for sale: (continued)

of the M/T Wonder Formosa, at a price of $18.0 million and on September 5, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Vega, at a price of $31.5 million. The Company followed the provisions of ASC360 and, as all criteria required for their classifications as such were met at the balance sheet date, as of September 30, 2023, classified the carrying value of both vessels amounting to $20,816,235 and such vessels’ deferred charges and inventory onboard, amounting to $1,996,513 and $163,956, respectively, as “Assets held for sale” measured at the lower of carrying value and fair value (sale price) less costs to sell. No impairment charges have been recorded as of September 30, 2023 in connection with the anticipated sale of the vessels since the carrying amount plus unamortized dry-dock costs as at the balance sheet date was lower than the fair value less cost to sell for each vessel. The Company expects to recognize during the fourth quarter of 2023 a gain on the sale of the M/T Wonder Formosa and M/T Wonder Vega of approximately $9.0 million and $17.7 million, excluding any transaction related costs, respectively. The M/T Wonder Formosa and the M/T Wonder Vega are expected to be delivered to their new owners during the fourth quarter of 2023.

6.	Long-Term Debt:

The amounts of long-term debt shown in the accompanying unaudited condensed consolidated balance sheets of December 31, 2022 and September 30, 2023, are analyzed as follows:

Loan facilities	Borrowers	As of December 31, 2022	As of September 30, 2023
$18.0 Million Term Loan Facility	Rocket- Gamora	13,250,000	5,593,600
Total long-term debt		$13,250,000	$5,593,600
Less: Deferred financing costs		(180,526)	(54,034)
Total long-term debt, net of deferred finance costs		13,069,474	5,539,566

Presented:
Current portion of long-term debt		$2,700,000	$1,345,600
Less: Current portion of deferred finance costs		(93,698)	(37,497)
Current portion of long-term debt, net of deferred finance costs		$2,606,302	$1,308,103

Non-Current portion of long-term debt		10,550,000	4,248,000
Less: Non-Current portion of deferred finance costs		(86,828)	(16,537)
Non-Current portion of long-term debt, net of deferred finance costs		$10,463,172	$4,231,463

$18.0 Million Term Loan Facility

As part of the Spin-Off, on March 7, 2023, the first supplemental agreement was signed with Alpha Bank, whereby the Company replaced Castor as guarantor under the 18.0 Million Term Facility, such that Castor no longer has any obligations under such facility. Further details of the Company’s $18.0 Million Term Loan Facility, are discussed in Note 6 of the combined carve-out financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report. On June 26, 2023, the Company prepaid $6.0 million under this facility from the proceeds of the sale of M/T Wonder Polaris, being the part of a two vessel loan secured by M/T Wonder Polaris and M/T Wonder Sirius, and the repayment schedule was adjusted accordingly.

During the nine-month period ended September 30, 2023, the Company did not enter into any new or amended loan agreements and made scheduled principal repayments (in addition to the prepayment of part of the loan

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

6.	Long-Term Debt: (continued)

in connection with the sale of the M/T Wonder Polaris discussed above) amounting to $1.7 million with respect to its $18.0 Million Term Loan Facility.

As of September 30, 2023, the borrower was in compliance with all financial covenants prescribed in the above debt agreement.

Restricted cash as of December 31, 2022 and September 30, 2023, non-current, comprises $0.7 million and $0.4 million of minimum liquidity deposits required pursuant to the $18.0 Million Term Loan Facility, respectively.

The annual principal payments for the Company’s outstanding debt arrangement as of September 30, 2023, required to be made after the balance sheet date, are as follows:

Twelve-month period ending September 30,	Amount
2024	$1,345,600
2025	4,248,000
Total long-term debt	$5,593,600

The weighted average interest rate on long-term debt for the nine months ended September 30, 2022, and 2023, was 4.3% and 8.1%, respectively.

Total interest incurred on long-term debt for the nine months ended September 30, 2022, and 2023, amounted to $486,736 and $619,181, respectively, and is included in ‘Interest and finance costs’ (Note 15) in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

7.	Equity Capital Structure:

Under Toro’s initial Articles of Incorporation dated July 29, 2022, Toro’s authorized capital stock consisted of 1,000 shares par value $0.001 per share. On March 2, 2023, the Company’s articles of incorporation were amended and restated and Toro’s authorized capital stock was increased to 3,900,000,000 common shares, par value $0.001 per share and 100,000,000 preferred shares, par value $0.001 per share. In connection with the Spin-Off (Note 1), on March 7, 2023 Toro issued to Castor (Note 8) (i) 9,461,009 common shares with one vote per share, and (ii) 140,000 Series A Preferred Shares, with a stated value of $1,000 and par value of $0.001 per share, and no voting power, and issued to Pelagos Holdings Corp, a company controlled by Toro’s Chairman and Chief Executive Officer, 40,000 Series B Preferred Shares. Such common shares were distributed on March 7, 2023 pro rata to the shareholders of record of Castor as of February 22, 2023 at a ratio of one Toro common share for every ten Castor common shares. Refer to Note 1 for further details on the Spin-Off and issuance of such shares.

Each Series B Preferred Share has the voting power of 100,000 common shares and counts for 100,000 votes for purposes of determining quorum at a meeting of shareholders, subject to adjustment to maintain a substantially identical voting interest in Toro. Upon any liquidation, dissolution or winding up of the Company, the Series B preferred shares shall have the same liquidation rights as and pari passu with the common shares up to their par value of $0.001 per share and, thereafter, the Series B Preferred Shares have no right to participate further in the liquidation, dissolution or winding up of the Company.

Private Placement of Common Shares

On April 17, 2023, Toro entered into a subscription agreement with Pani Corp., a company controlled by Toro’s Chairman and Chief Executive Officer, pursuant to which Toro issued and sold, and Pani Corp. purchased, 8,500,000 common shares, par value $0.001 per share, at a purchase price of $2.29 per share, for gross proceeds of

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

7.	Equity Capital Structure: (continued)

$19,465,000, less issuance costs of $817,764. The 8,500,000 common shares were issued on April 19, 2023 in a private placement pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

As of September 30, 2023, Toro had 19,201,009 common shares issued and outstanding, including 1,240,000 restricted common shares issued pursuant to equity incentive plan (Note 11).

8.	Mezzanine equity:

Series A Preferred Shares

 The Company has issued as part of the Spin-Off to Castor 140,000 Series A Preferred Shares with par value of $0.001 and a stated value of $1,000 each. The Series A Preferred Shares have the following characteristics:

Holders of Series A Preferred Shares shall be entitled to receive, when, as and if declared by the Company’s board of directors, cumulative cash dividends at 1.00% per annum of the stated amount, payable quarterly in arrears on the 15th day of each January, April, July and October, respectively, in each year, beginning on April 15, 2023. For each dividend period commencing on or after the seventh anniversary of March 7, 2023, the rate shall be the rate in effect for the prior dividend period multiplied by a factor of 1.3; but the rate cannot exceed 20% per annum in respect of any dividend period.

The Series A Preferred Shares are convertible, at their holder’s option, to common shares after the third anniversary of March 7, 2023, until but excluding the seventh anniversary of March 7, 2023. The conversion price for any conversion of the Series A Preferred Shares shall be the lower of (i) 150% of the VWAP of our common shares over the five consecutive trading day period commencing on and including March 7, 2023, and (ii) the VWAP of our common shares over the 10 consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion; provided, that, in no event shall the conversion price be less than $2.50.

The Company may, at its option, redeem the Series A Preferred Shares in whole or in part, at any time and from time to time after the seventh anniversary of March 7, 2023 (the Series A Preferred Shares issue date), at a cash redemption price equal to the stated amount, together with an amount equal to all accrued dividends.

Holders of the Series A Preferred Shares do not have any voting rights except for a right to elect directors in the event of nonpayment of dividends and a vote or consent of the holders of at least two thirds of the Series A Preferred Shares at the time outstanding, voting together with any other series of preferred shares that would be adversely affected in substantially the same manner and entitled to vote as a single class in proportion to their respective stated amounts, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, for effecting or validating: (i) any amendment, alteration or repeal of any provision of our Articles of Incorporation or Bylaws that would alter or change the voting powers, preferences or special rights of the Series A Preferred Shares so as to affect them adversely; (ii) the issuance of dividend parity stock if the accrued dividends on all outstanding Series A Preferred Shares through and including the most recently completed dividend period have not been paid or declared and a sum sufficient for the payment thereof has been set aside for payment; (iii) any amendment or alteration of the Articles of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of our capital stock ranking prior to Series A in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company; or (iv) any consummation of (x) a binding share exchange or reclassification involving the Series A Preferred Shares, (y) a merger or consolidation of the Company with another entity (whether or not a corporation), or (z) a conversion, transfer, domestication or continuance of the Company into another entity or an entity organized under the laws of another jurisdiction, unless in each case (A) the Series A Preferred Shares remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, or any such conversion, transfer, domestication or continuance, the Series A

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

8.	Mezzanine equity: (continued)

Preferred Shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series A Preferred Shares immediately prior to such consummation, taken as a whole.

In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, before any distribution or payment out of the Company’s assets may be made to or set aside for the holders of any junior stock, holders of Series A Preferred Shares will be entitled to receive out of our assets legally available for distribution to our shareholders an amount equal to the stated amount per share ($1,000), together with an amount equal to all accrued dividends to the date of payment whether or not earned or declared.

The Series A Preferred Shares have been classified in Mezzanine equity as per ASC 480-10-S99 “Distinguishing liabilities from Equity – SEC Materials” as they are in essence redeemable at the option of the holder as Mr. Panagiotidis, the Chief Executive Officer and controlling shareholder of Castor and Toro, who can effectively determine the timing of the redemption of the Series A Preferred.

The Company uses an effective interest rate of 3.71% over the expected life of the preferred stock being nine years which is the expected earliest redemption date. This is consistent with the interest method, taking into account the discount between the issuance price and liquidation preference and the stated dividends, including “step-up” amounts. The amount accreted was $1,676,671 and is presented as ‘Deemed dividend on Series A Preferred Shares’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

As of September 30, 2023, the net value of Mezzanine Equity amounted to $118,848,806, comprising (i) the fair value measurement of the Series A Preferred Shares on initial recognition based on a third party valuation of $117,222,135, less issuance costs of $50,000  and (ii) $1,676,671 of deemed dividend on the Series A Preferred Shares during the period March 7, 2023 through September 30, 2023, and is separately presented as ‘Mezzanine Equity’ in the accompanying unaudited condensed consolidated balance sheet. As of September 30, 2023, the Company paid to Castor a dividend amounting to $501,667 on the Series A Preferred Shares for the period from March 7, 2023 to July 14, 2023 and the accrued amount for the period from July 15, 2023 to September 30, 2023 (included in the dividend period ended October 14, 2023) amounted to $307,222 (Notes 3(d) and 17(a)).

9.	Financial Instruments and Fair Value Disclosures:

The principal financial assets of the Company consist of cash at banks, restricted cash, trade accounts receivable, an investment in a related party, Castor Maritime Inc., and amounts due from related parties. The principal financial liabilities of the Company consist of trade accounts payable, amounts due to related parties and long-term debt.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•              Cash and cash equivalents, accounts receivable trade, net, amounts due from/to related party/(ies) and accounts payable: The carrying values reported in the unaudited condensed consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short term maturities. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current and is considered Level 1 item of the fair value hierarchy.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

9.	Financial Instruments and Fair Value Disclosures: (continued)

  •           Long-term debt: The secured credit facility discussed in Note 6, has a recorded value which is a reasonable estimate of its fair value due to its variable interest rate and is thus considered Level 2 item in accordance with the fair value hierarchy as SOFR rates are observable at commonly quoted intervals for the full terms of the loans.

  •           Investment in related party: Investment in related party is initially measured at the transaction price and subsequently assessed for the existence of any observable market for the Series D Preferred Shares and any observable price changes for identical or similar investments and the existence of any indications for impairment. As per the Company’s assessment no such case was identified as at September 30, 2023.

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, due from related parties and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

10.	Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, pool operators, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of the date of these unaudited interim condensed consolidated financial statements, management was not aware of any such claims or contingent liabilities that should be disclosed or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company is covered for liabilities associated with the vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

(a) Commitments under long-term lease contracts

The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as of September 30, 2023. Non-cancelable time charter contracts include fixed-rate time charters.

Twelve-month period ending September 30,	Amount
2024	$7,950,015
Total	$7,950,015

11.	Equity Incentive Plan

On September 6, 2023, the Company’s board of directors adopted an Equity Incentive Plan (the “Plan”) under which directors, officers and employees (including any prospective director, officer or employee) of the Company and/or its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

11.	Equity Incentive Plan: (continued)

Company and its subsidiaries and affiliates, are eligible to receive awards including (a) non-qualified stock options, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock unit, (e) dividend equivalents, (f) cash awards, (g) unrestricted stock and (h) other equity-based or equity-related Awards. The Plan is administered by the Company’s board of directors and the aggregate number of common shares that may be issued with respect to awards granted under the Plan cannot exceed the 2,000,000 common shares. The Company’s board of directors may terminate the Plan at any time. On  September 28, 2023, a total of 1,240,000 restricted common shares had been granted under the Plan to directors, officers and non employees. The fair value of each restricted share was $5.83, based on the latest closing price of the Company’s common shares on the grant date.

The stock based compensation cost for the non-vested shares for the nine months ended September 30, 2023 amounted to $40,190 and is included in in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

A summary of the status of the Company’s non-vested restricted shares as of September 30, 2023, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, September 6, 2023	—	—
Granted	1,240,000	5.83
Non-vested, September 30, 2023	1,240,000	5.83

No shares vested during the period presented. The remaining unrecognized compensation cost relating to the shares granted amounting to $7,189,010 as of September 30, 2023, is expected to be recognized over the remaining period of three years, according to the contractual terms of those non-vested share awards.

12.	Earnings Per Common Share:

The computation of earnings per share is based on the weighted average number of common shares outstanding during that period and gives retroactive effect to the shares issued  in connection with the Spin-Off.

The Company calculates earnings per common share by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the relevant period.

The Company calculates basic earnings per share in conformity with the two-class method required for companies with participating securities. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed.

Diluted earnings per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. For the purpose of calculating diluted earnings per common share, the weighted average number of diluted shares outstanding includes (i) the conversion of outstanding Series A Preferred Shares (Note 8) calculated with the “if converted” method by using the average closing market price over the reporting period from March 7, 2023 to September 30, 2023 and (ii) the incremental shares assumed issued, determined under the two-class method weighted for the periods the non-vested shares were outstanding, since the two-class method was more dilutive

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

12.	Earnings Per Common Share: (continued)

than the treasury stock method. The components of the calculation of basic and diluted earnings per common share in each of the periods comprising the accompanying unaudited interim condensed consolidated statements of comprehensive income are as follows:

	Nine months ended September 30,	Nine months ended September 30,
	2022	2023
Net income and comprehensive income	$24,844,971	$112,410,345
Dividend on Series A Preferred Shares	—	(808,889)
Deemed dividend on Series A Preferred Shares	—	(1,676,671)
Net income attributable to common Shareholders, basic	$24,844,971	$109,924,785
Undistributed earnings to non-vested participating securities	—	121,194
Undistributed earnings reallocated to non-vested participating securities	—	(39,834)
Dividend on Series A Preferred Shares	—	808,889
Deemed dividend on Series A Preferred Shares	—	1,676,671
Net income attributable to common Shareholders, diluted	$24,844,971	$112,491,705
Weighted average number of common shares outstanding, basic	9,461,009	16,203,797
Effect of dilutive shares	34,248,449	34,248,449
Weighted average number of common shares outstanding, diluted	43,709,458	50,452,246
Earnings per common share, basic	$2.63	$6.78
Earnings per common share, diluted	$0.57	$2.23

13.	Vessel Revenues:

The following table includes the voyage revenues earned by the Company by type of contract (time charters, voyage charters and pool agreements) in each of the nine-month periods ended September 30, 2022, and September 30, 2023, as presented in the accompanying unaudited interim condensed consolidated statements of comprehensive income:

	Nine months ended September 30,	Nine months ended September 30,
	2022	2023
Time charter revenues	11,981,904	8,348,081
Voyage charter revenues	45,927,552	3,094,365
Pool revenues	15,951,024	55,102,344
Total Vessel Revenues	$73,860,480	$66,544,790

As of December 31, 2022, and September 30, 2023, ‘Trade accounts receivable, net’, related to voyage charters, amounted to $2,462,714 and $460,414, respectively. This decrease by $2,002,300 in ‘Trade accounts receivable, net’ was mainly attributable to the timing of collections and the employment in pools of our tanker fleet,

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

14.	Vessel Operating and Voyage Expenses:

except from one tanker vessel that operated under period time charter.

As of December 31, 2022, and September 30, 2023, deferred assets related to voyage charters were $0 and $4,657, respectively.

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Nine months ended September 30,	Nine months ended September 30,
Voyage expenses	2022	2023
Brokerage commissions	1,495,360	346,063
Brokerage commissions- related party	941,346	850,904
Port & other expenses	4,974,557	424,531
Bunkers consumption	18,620,743	1,476,529
Gain on bunkers	(32)	(3,253)
Total Voyage expenses	$26,031,974	$3,094,774

	Nine months ended September 30,	Nine months ended September 30,
Vessel Operating Expenses	2022	2023
Crew & crew related costs	9,209,222	8,983,100
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	3,688,940	3,108,302
Lubricants	745,703	679,696
Insurance	1,123,910	865,648
Tonnage taxes	243,404	253,596
Other	894,269	2,657,771
Total Vessel operating expenses	$15,905,448	$16,548,113

15.	Interest and Finance Costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Nine months ended September 30,	Nine months ended September 30,
	2022	2023
Interest on long-term debt	$486,736	$619,181
Amortization of deferred finance charges	92,117	126,491
Other finance charges	50,166	75,635
Total	$629,019	$821,307

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

16.	Segment Information:

In the second quarter of 2023, the Company acquired two LPG carriers for the first time. As a result of the different characteristics of such LPG carries in relation to the Company’s other two operating segments, the Company determined that, with effect from the second quarter of 2023, it operated in three reportable segments: (i)
Aframax/LR2 tanker, (ii) Handysize tanker and (iii) LPG carrier. The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker reviews the operating results and allocates capital within the Company. Further, the transport of crude oil (carried by Aframax/LR2 tankers), refined petroleum products (carried by Handysize tanker vessels) and liquefied petroleum gas (carried by LPG carriers) has different characteristics. In addition, the nature of trade, trading routes, charterers and cargo handling of liquefied petroleum gas, refined petroleum products and crude oil differs.

The table below presents information about the Company’s reportable segments for the nine months ended September 30, 2022, and 2023. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s unaudited interim consolidated financial statements. Segment results are evaluated based on income from operations.

	Nine months ended September 30, 2022			Nine months ended September 30, 2023
	Aframax/LR2 tanker segment	Handysize tanker segment	Total	Aframax/LR2 tanker segment	Handysize tanker segment	LPG carrier segment	Total
- Time charter revenues	$11,981,904	$—	$11,981,904	$7,742,231	$—	$605,850	8,348,081
- Voyage charter revenues	45,927,552	—	45,927,552	552,859	—	2,541,506	3,094,365
- Pool revenues	6,878,431	9,072,593	15,951,024	43,242,176	11,860,168	—	55,102,344
Total vessel revenues	$64,787,887	$9,072,593	$73,860,480	$51,537,266	$11,860,168	$3,147,356	$66,544,790
Voyage expenses (including charges from related parties)	(25,897,133)	(134,841)	(26,031,974)	(1,225,152)	(151,741)	(1,717,881)	(3,094,774)
Vessel operating expenses	(12,824,845)	(3,080,603)	(15,905,448)	(10,304,389)	(4,124,057)	(2,119,667)	(16,548,113)
Management fees to related parties	(1,628,800)	(487,100)	(2,115,900)	(1,262,223)	(544,126)	(639,752)	(2,446,101)
Recovery of Provision for doubtful accounts	—	—	—	266,732	—	—	266,732
Depreciation and Amortization	(4,382,226)	(1,058,524)	(5,440,750)	(3,264,170)	(1,259,518)	(935,718)	(5,459,406)
Gain on sale of vessels	3,222,631	—	3,222,631	74,270,047	—	—	74,270,047
Segments operating income/(loss)	$23,277,514	$4,311,525	$27,589,039	$110,018,111	$5,780,726	$(2,265,662)	$113,533,175
Interest and finance costs			(629,019)				(821,307)
Interest income			26,545				2,737,052
Dividend income from related party			—				381,944
Foreign exchange losses			(6,651)				(23,885)
Less: Unallocated corporate general and administrative expenses (including related parties)			(1,337,136)				(3,072,345)
Net income and comprehensive income, before taxes			$25,642,778				$112,734,634

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

16.	Segment Information: (continued)

A reconciliation of total segment assets to total assets presented in the accompanying unaudited condensed consolidated balance sheets of December 31, 2022, and September 30, 2023, is as follows:
	As of December 31, 2022	As of September 30, 2023
Aframax/LR2 tanker segment	$134,093,677	$55,105,415
Handysize tanker segment	23,385,458	20,210,568
LPG carrier segment	—	73,221,808
Cash and cash equivalents(1)	(32)	81,572,185
Prepaid expenses and other assets(1)	—	50,768,741
Total assets	$157,479,103	$280,878,717

(1)	Refers to assets of other, non-vessel owning, entities included in the unaudited interim condensed consolidated financial statements.

17.	Subsequent Events:

(a)
Dividend on Series A Preferred Shares: On October 16, 2023, the Company paid to Castor a dividend declared on September 25, 2023 amounting to $350,000 on the Series A Preferred Shares for the dividend period from July 15, 2023 to October 14, 2023.

(b)
Share Repurchase Program: On November 6, 2023, the Board of Directors of the Company approved a share repurchase program, authorizing the repurchase of up to $5.0 million of the Company’s common shares commencing November 10, 2023, through to March 31, 2024. Shares may be repurchased in open market and/or privately negotiated transactions. The timing, manner and total amount of any share repurchases will be determined by management at its discretion and will depend upon business, economic and market conditions, corporate and regulatory requirements, prevailing share prices, and other considerations. The authorization does not obligate the Company to acquire any specific amount of common shares.